UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

IncrediMail Ltd.
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M5364E 104
(CUSIP Number)

Yacov Kaufman
c/o IncrediMail Ltd.
4 HaNechoshet Street,
Tel Aviv 69710, Israel
(972-3) 769-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Ofer Adler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,769,771 Ordinary Shares(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,769,771 Ordinary Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,769,771 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.75%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options currently exercisable into 12,500 Ordinary Shares.

(2)	Based on 9,440,497 Ordinary Shares that the Issuer advised were issued and outstanding as of the date of this Report.

SCHEDULE 13D/A

        This Amendment No. 1 to the Statement on Schedule 13D (this “Statement”) is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on February 26, 2009 relating to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of IncrediMail Ltd., a company organized under the laws of Israel (the “Issuer”).  Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated as follows:

        This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on February 26, 2009 relating to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of IncrediMail Ltd., a company organized under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 4 HaNechoshet Street, Tel Aviv 69710, Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended to add the following sentence:

        As of the date of this amended report on Schedule 13D and giving effect to the transactions reported herein, Mr. Ofer Adler beneficially owns approximately 1,769,771 Ordinary Shares (including 190,000 held by Ofer Adler Holdings Ltd. and 1,261,167 held by Ofer Adler Investments (1999) Ltd., his wholly-owned subsidiaries), or 18.75%, of the Company’s total number of issued and outstanding Ordinary Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

        (a) The disclosure under Item 3 above and Items 11 and 13 of the cover page of the Reporting Person, are incorporated herein by reference. Mr. Ofer Adler beneficially owns approximately 1,769,771 Ordinary Shares (including 190,000 held by Ofer Adler Holdings Ltd. and 1,261,167 held by Ofer Adler Investments (1999) Ltd., his wholly-owned subsidiaries), or 18.75%, of the Company’s total number of issued and outstanding Ordinary Shares.

        (b) The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Ordinary Shares disclosed in Item 5(a) above.

        (c) The following table sets forth all the transactions in the Ordinary Shares effected by the Reporting Person during the past 60 days. All such transactions were open market sales of the account of Ofer Adler effected on the NASDAQ Global Market or, if indicated, the Tel Aviv Stock Exchange (“TASE”).

Date of Sale	Price Per Share	Number of Ordinary Shares Sold

08/31/09	10.63	1,600
08/31/09	10.59	2,600
08/31/09	10.75	2,600
08/31/09	10.75	2,600
08/31/09	10.55	2,800
08/31/09	10.75	2,800
08/31/09	10.81	687
08/31/09	10.59	3,200
08/31/09	10.75	3,200
08/31/09	10.59	150
08/31/09	10.5	3,400
08/31/09	10.6	3,400
08/31/09	10.5	3,600
08/31/09	10.52	3,600
08/31/09	10.75	3,600
08/31/09	10.55	3,800
08/31/09	10.6	3,800
08/31/09	10.67	2,961
08/31/09	10.5	4,200
08/31/09	10.5	4,200
08/31/09	10.5	4,400
08/31/09	10.85	200
08/31/09	10.46	4,800
08/31/09	10.5	4,800
09/01/09	9.5	1,200
09/01/09	9.6	1,600
09/01/09	9.6	1,800
09/01/09	9.6	2,400
09/01/09	10.38	650
09/01/09	10.32	2,800
09/01/09	10	6,800
09/02/09	9.67	600
09/02/09	9.6	700
09/02/09	9.67	700
09/02/09	9.65	800
09/02/09	9.65	800
09/02/09	9.55	900
09/02/09	9.65	1,000
09/02/09	9.66	1,000
09/02/09	9.68	1,000

Date of Sale	Price Per Share	Number of Ordinary Shares Sold

09/02/09	9.65	1,100
09/02/09	9.65	1,200
09/02/09	9.66	1,200
09/02/09	9.68	1,200
09/02/09	9.68	1,300
09/02/09	9.55	1,400
09/02/09	9.6	1,400
09/02/09	9.68	1,400
09/02/09	9.68	200
09/02/09	9.68	1,600
09/02/09	9.7	500
09/02/09	9.79	696
09/02/09	9.68	1,800
09/02/09	9.68	1,800
09/02/09	9.7	1,800
09/02/09	9.68	2,000
09/02/09	9.7	2,200
09/02/09	9.68	2,300
09/02/09	9.65	2,400
09/02/09	9.7	2,400
09/02/09	9	2,600
09/02/09	9.21	500
09/02/09	9.65	2,600
09/02/09	9	2,800
09/02/09	9	2,800
09/02/09	9.68	2,800
09/02/09	9	3,200
09/02/09	9	3,300
09/02/09	9	800
09/02/09	9.68	1,790
09/02/09	9	4,400
09/02/09	9	5,400
09/03/09 *	9.97	55,000
09/03/09	8.9	800
09/03/09	8.9	800
09/03/09	9.04	800
09/03/09	9.12	800
09/03/09	8.9	1,200
09/03/09	9.1	1,200
09/03/09	9.3	1,200
09/03/09	8.92	1,600
09/03/09	9.31	1,600
09/03/09	8.92	1,800
09/03/09	8.92	1,800
09/03/09	9.31	1,800
09/03/09	8.92	2,400
09/03/09	8.92	2,600
09/03/09	8.91	2,700
09/03/09	8.9	9,600
09/04/09	9.54	100
09/04/09	9.6	300
09/04/09	9.55	200
09/04/09	9.55	800
09/04/09	9.59	800
09/04/09	9.6	800
09/04/09	9.61	800
09/04/09	9.64	800
09/04/09	9.65	900
09/04/09	9.63	1,000
09/04/09	9.65	1,100

Date of Sale	Price Per Share	Number of Ordinary Shares Sold

09/04/09	9.45	1,200
09/04/09	9.46	1,200
09/04/09	9.65	1,200
09/04/09	9.43	1,400
09/04/09	9.45	1,400
09/04/09	9.46	1,400
09/04/09	9.54	1,400
09/04/09	9.63	900
09/04/09	9.65	1,400
09/04/09	9.65	1,400
09/04/09	9.48	1,600
09/04/09	9.62	268
09/04/09	9.45	1,800
09/04/09	9.5	1,710
09/04/09	9.65	1,800
09/04/09	9.55	2,350
09/04/09	9.64	2,400
09/04/09	9.5	2,700
09/04/09	9.44	1,340
09/04/09	9.4	100
09/04/09	9.5	3,800
09/04/09	9.5	3,800
09/06/09 *	10.06	9,000
09/08/09	9.22	100
09/08/09	9.39	700
09/08/09	8.86	800
09/08/09	9	200
09/08/09	9.27	800
09/08/09	9.3	800
09/08/09	9.35	800
09/08/09	8.75	1,000
09/08/09	8.77	1,000
09/08/09	9.04	80
09/08/09	9.3	100
09/08/09	9.3	1,200
09/08/09	9.04	1,400
09/08/09	9.02	1,600
09/08/09	8.97	1,600
09/08/09	9.19	1,600
09/08/09	9.38	1,205
09/08/09	8.75	1,800
09/08/09	9.2	1,800
09/08/09	9.2	1,800
09/08/09	8.9	2,100
09/08/09	9.04	2,200
09/08/09	9.21	2,200
09/08/09	9	2,400
09/08/09	9.04	2,400
09/08/09	9.04	2,400
09/08/09	9.26	2,000
09/08/09	8.95	1,844
09/08/09	9	2,600
09/08/09	9.4	2,500
09/08/09	8.8	2,800
09/08/09	9.04	2,800
09/08/09	9.19	2,800
09/08/09	9.19	520
09/08/09	9.2	1,600
09/08/09	9.2	2,800
09/08/09	8.8	3,800
09/08/09	9.24	3,050
09/08/09	8.8	4,800
09/08/09	8.78	9,800
		379,301

*Sold on TASE

        d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

        (e) Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2009

By: /s/ Ofer Adler —————————————— OFER ADLER